UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDED
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Initial Filing)

RUBY TUESDAY, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

781182100
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)
☒        Rule 13d-1(c)
☐         Rule 13d-1(d)

CUSIP No.  781182100

1	NAMES OF REPORTING PERSONS Greek Investments, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Turks & Caicos Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 5,662,047

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 5,662,047

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,662,047

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.72%[1]

12	TYPE OF REPORTING PERSON (See Instructions) CO

[1]	Calculated on the basis of 64,953,832 shares of the Issuer’s Common Stock issued and outstanding as disclosed by Issuer on February 10, 2011.

CUSIP No.  781182100

1	NAMES OF REPORTING PERSONS Jorge Constantino

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Venezuela

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 5,662,047

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 5,662,047

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,662,047

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.72%[1]

12	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Calculated on the basis of 64,953,832 shares of the Issuer’s Common Stock issued and outstanding as disclosed by Issuer on February 10, 2011.

CUSIP No.  781182100

1	NAMES OF REPORTING PERSONS Panayotis Constantino

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Venezuela

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 5,662,047

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 5,662,047

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,662,047

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.72%[1]

12	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Calculated on the basis of 64,953,832 shares of the Issuer’s Common Stock issued and outstanding as disclosed by Issuer on February 10, 2011.

Item 1(a).	Name of Issuer:

Ruby Tuesday, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

150 West Church Avenue
Maryville, Tennessee 37801

Item 2(a).	Names of Persons Filing:

Greek Investments, Inc.; Jorge Constantino; Panayotis Constantino

Item 2(b).	Addresses of Principal Business Offices or, if none, Residences:

The physical address of Greek Investments, Inc. is Harbour House Queen Street, Grand Turk, Turks and Caicos Islands; the mailing address is P.O. Box 10908, Caparra Heights Station, San Juan, Puerto Rico 00922-0908. The address of each of Jorge Constantino and Panayotis is Zalokosta 14, Paleo Psihiko, Athens 15452, Greece.

Item 2(c).	Citizenship:

Reference is made to Item 4 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 Par Value

Item 2(e).	CUSIP Number:

781182100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

None apply.

Item 4.	Ownership:

Reference is made to Items 5 – 9 and 11 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.  Greek Investments, Inc. (“Greek”) is the registered owner of the securities reflected in this Schedule 13G (the “Securities”).  Each of Jorge Constantino and Panayotis Constantino are jointly filing this Schedule 13G with Greek because each of them are directors, officers, agents or otherwise of Greek, and/or might be deemed, individually or in the aggregate, directly or indirectly, to beneficially own all of the securities of Greek, and therefore it is possible that they might be deemed to share the power to direct the voting and disposition of the Securities.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2010

GREEK INVESTMENTS, INC.

By:	/s/ Panayotis Constantino
Name:	Panayotis Constantino
Title:

/s/ Jorge Constantino
JORGE CONSTANTINO

/s/ Panayotis Constantino
PANAYOTIS CONSTANTINO

Exhibit Index

Exhibit A               Joint Filing Undertaking

EXHIBIT A
JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of such parties.

Dated:  February 15, 2010

GREEK INVESTMENTS, INC.

By:	/s/ Panayotis Constantino
Name:	Panayotis Constantino
Title:

/s/ Jorge Constantino
JORGE CONSTANTINO

/s/ Panayotis Constantino
PANAYOTIS CONSTANTINO